UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2020

Commission File Number 001-11444

MAGNA INTERNATIONAL INC.

(Exact Name of Registrant as specified in its Charter)

337 Magna Drive, Aurora, Ontario, Canada L4G 7K1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.                                         Form 20-F ☐                    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

This report on Form 6-K/A amends MAGNA INTERNATIONAL INC. (the “Company”)’s report on Form 6-K furnished to the U.S. Securities and Exchange Commission on March 27, 2020 (the “March 27, 2020 6-K”) in which a checkbox for receiving future proxy materials by mail is deleted on Exhibit 22.2 Form of Proxy of Common Shares. The revised Exhibit 22.2 amends and replaces Exhibit 22.2 of the March 27, 2020 6-K. Other than mentioned above, no part of the Form 6-K furnished on March 27, 2020 is being amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGNA INTERNATIONAL INC.

(Registrant)

Date:	March 31, 2020

		By:	/s/ “Bassem Shakeel”
Bassem A. Shakeel,
Vice-President and Corporate Secretary

EXHIBITS

Exhibit 22.2	Form of Proxy for Common Shares